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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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
1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name and Ticker or Trading Symbol
                                                    quiring Statement
   WEI,                               JAMES         (Month/Day/Year)       COGENT COMMUNICATIONS GROUP, INC. (COI)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)         2/04/02          5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 ---------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Identifi-   X  Director        X  10% Owner         (Month/Day/Year)
                                                    cation Number of  ----               ----
WORLDVIEW TECHNOLOGY PARTNERS 435 TASSO ST., #120   Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   if an entity            title below)       below)         7. Individual or
                    (Street)                        (voluntary)                    ----               ----       Joint/Group Filing
                                                                                                                 (Check Applicable
                                                                                                                  Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                             X(1) Reporting Person
   PALO ALTO          CA               94301                                                                   ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (3-99)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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SERIES C PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                   10/16/01              PER SHARE            2,422,002    10 INTO 1       I               (2)
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SERIES B PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                    7/14/00              PER SHARE            2,488,608  7.7048 INTO 1     I               (2)
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SERIES A PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                     2/7/00              PER SHARE            7,290,940    10 INTO 1       I               (2)
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SERIES C PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                    10/16/01             PER SHARE            5,485,313    10 INTO 1       I               (3)
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SERIES C PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                    10/16/01             PER SHARE              596,863    10 INTO 1       I               (4)
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SERIES B PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                     7/14/00             PER SHARE              613,277  7.7048 INTO 1     I               (4)
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SERIES A PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                      2/7/00             PER SHARE            1,797,489    10 INTO 1       I               (4)
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SERIES C PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                    10/16/01             PER SHARE              891,151    10 INTO 1       I               (5)
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SERIES C PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                    10/16/01             PER SHARE              135,947    10 INTO 1       I               (6)
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SERIES B PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                     7/14/00             PER SHARE              139,686   7.7048 INTO 1    I               (6)
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SERIES C PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                   10/16/01              PER SHARE               53,658    10 INTO 1       I               (7)
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SERIES B PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                    7/14/00              PER SHARE               55,133   7.7048 INTO 1    I               (7)
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SERIES A PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                     2/7/00              PER SHARE              161,571    10 INTO 1       I               (7)
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SERIES C PARTICIPATING CONVERTIBLE                      COMMON STOCK, PAR
PREFERRED STOCK, PAR VALUE                              VALUE $.001
$.001 PER SHARE                   10/16/01              PER SHARE               40,477    10 INTO 1       I               (8)
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Explanation of Responses:

(1) James Wei is a Director of Cogent Communications Group, Inc. Mr. Wei is a Managing Member of Worldview Equity I, LLC ("Equity
I"), the General Partner of both Worldview Capital III, LP ("Capital III") and Worldview Capital IV, LP ("Capital IV"). Capital
III is the general partner of Worldview Technology Partners III, LP, Worldview Technology International III, LP, Worldview III
Carrier Fund, LP, and Worldview Strategic Partners III, LP. Capital IV is the general partner of Worldview Technology Partners
IV, LP, Worldview Technology International IV, LP, and Worldview Strategic Partners IV, LP. Mr. Wei disclaims beneficial ownership of the securities held by the foregoing entities except to the extent of his pecuniary interest in such entities.

(2) REPRESENTS SHARES HELD BY WORLDVIEW TECHNOLOGY PARTNERS III, LP. ("TECH III"). CAPITAL III IS THE GENERAL PARTNER OF TECH
III. EQUITY I IS THE GENERAL PARTNER OF CAPITAL III, AND MR. WEI IS A MANAGING MEMBER OF EQUITY I. Mr. Wei disclaims beneficial ownership of the securities held by the foregoing entities except to the extent of his pecuniary interest in such entities.

(3) REPRESENTS SHARES HELD BY WORLDVIEW TECHNOLOGY PARTNERS IV, LP. ("TECH IV"). CAPITAL IV IS THE GENERAL PARTNER OF TECH IV.
EQUITY I IS THE GENERAL PARTNER OF CAPITAL IV, AND MR. WEI IS A MANAGING MEMBER OF EQUITY I. Mr. Wei disclaims beneficial ownership of the securities held by the foregoing entities except to the extent of his pecuniary interest in such entities.

(4) REPRESENTS SHARES HELD BY WORLDVIEW TECHNOLOGY INTERNATIONAL III, LP. ("INTERNATIONAL III"). CAPITAL III IS THE GENERAL
PARTNER OF INTERNATIONAL III. EQUITY I IS THE GENERAL PARTNER OF CAPITAL III, AND MR. WEI IS A MANAGING MEMBER OF EQUITY I. Mr.
Wei disclaims beneficial ownership of the securities held by the foregoing entities except to the extent of his pecuniary interest in such entities.

(5) REPRESENTS SHARES HELD BY WORLDVIEW TECHNOLOGY INTERNATIONAL IV, LP. ("INTERNATIONAL IV"). CAPITAL IV IS THE GENERAL PARTNER
OF INTERNATIONAL IV. EQUITY I IS THE GENERAL PARTNER OF CAPITAL IV, AND MR. WEI IS A MANAGING MEMBER OF EQUITY I. Mr. Wei
disclaims beneficial ownership of the securities held by the foregoing entities except to the extent of his pecuniary interest in such entities.

(6) REPRESENTS SHARES HELD BY WORLDVIEW III CARRIER FUND, LP. ("CARRIER III"). CAPITAL III IS THE GENERAL PARTNER OF CARRIER III.
EQUITY I IS THE GENERAL PARTNER OF CAPITAL III, AND MR. WEI IS A MANAGING MEMBER OF EQUITY I. Mr. Wei disclaims beneficial ownership of the securities held by the foregoing entities except to the extent of his pecuniary interest in such entities.

(7) REPRESENTS SHARES HELD BY WORLDVIEW STRATEGIC PARTNERS III, LP. ("STRATEGIC III"). CAPITAL III IS THE GENERAL PARTNER OF
STRATEGIC III. EQUITY I IS THE GENERAL PARTNER OF CAPITAL III, AND MR. WEI IS A MANAGING MEMBER OF EQUITY I. Mr. Wei disclaims beneficial ownership of the securities held by the foregoing entities except to the extent of his pecuniary interest in such entities.

(8) REPRESENTS SHARES HELD BY WORLDVIEW STRATEGIC PARTNERS IV, LP. ("STRATEGIC IV"). CAPITAL IV IS THE GENERAL PARTNER OF
STRATEGIC IV. EQUITY I IS THE GENERAL PARTNER OF CAPITAL IV , AND MR. WEI IS A MANAGING MEMBER OF EQUITY I. Mr. Wei disclaims beneficial ownership of the securities held by the foregoing entities except to the extent of his pecuniary interest in such entities.
                                                                       /S/JAMES WEI                               4/2/02
                                                                       ---------------------------------        ----------
** Intentional misstatements or omissions of facts                     **Signature of Reporting Person              Date
   constitute Federal Criminal Violations.                             James Wei
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
   If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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JOINT FILER INFORMATION


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
Name:     Worldview Equity I, LLC                               Name:    Worldview Capital III, LP
Address:  435 Tasso St., #120                                   Address: 435 Tasso St., #120
          Palo Alto, CA  94301                                           Palo Alto, CA  94301

Name:     Worldview Capital IV, LP                              Name:    Worldview Technology Partners III, LP
Address:  435 Tasso St., #120                                   Address: 435 Tasso St., #120
          Palo Alto, CA  94301                                           Palo Alto, CA  94301

Name:     Worldview Technology Partners IV, LP                  Name:    Worldview Technology International III, LP
Address:  435 Tasso St., #120                                   Address: 435 Tasso St., #120
          Palo Alto, CA  94301                                           Palo Alto, CA  94301

Name:     Worldview Technology International IV, LP
Address:  435 Tasso St., #120
          Palo Alto, CA  94301

Name:     Worldview III Carrier Fund, LP
Address:  435 Tasso St., #120
          Palo Alto, CA  94301

Name:     Worldview Strategic Partners III, LP
Address:  435 Tasso St., #120
          Palo Alto, CA  94301

Name:     Worldview Strategic Partners IV, LP
Address:  435 Tasso St., #120
          Palo Alto, CA  94301


Designated Filer:  James Wei
Address            Worldview Technology Partners
                   435 Tasso St., #120
                   Palo Alto, CA  94301

Issuer & Ticker Symbol:   Cogent Communications Group, Inc.  (COI)

Date of Event Requiring Statement:    2/4/02


Signature:  /s/ James Wei
            --------------------
            James Wei


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